UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                       The Peoples BancTrust Company, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   709796 10 6
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  April 6, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)

|X|      Rule 13d-1(c)

|_|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  709796 10 6              13G/A
_______________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              Endurance Capital Investors, L.P.
              13-4250708
_______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  |_|
     (b)  |_|
_______________________________________________________________________________
3.   SEC Use Only


_______________________________________________________________________________
4.   Citizenship or Place of Organization

              Delaware
_______________________________________________________________________________
NUMBER OF     5.  Sole Voting Power

SHARES                 567,588
              _________________________________________________________________
BENEFICIALLY  6.  Shared Voting Power

OWNED BY                  0
              _________________________________________________________________
EACH          7.  Sole Dispositive Power

REPORTING              567,588
              _________________________________________________________________
PERSON WITH:  8.  Shared Dispositive Power

                          0
_______________________________________________________________________________
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

              567,588
_______________________________________________________________________________
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

              |_|
_______________________________________________________________________________
11. Percent of Class Represented by Amount in Row (9)

              9.7%
_______________________________________________________________________________

12. Type of Reporting Person (See Instruction)

              PN
_______________________________________________________________________________

CUSIP No.  709796 10 6              13G/A
_______________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              Endurance Partners, LLC
              13-4250700
_______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  |_|
     (b)  |_|
_______________________________________________________________________________
3.   SEC Use Only


_______________________________________________________________________________
4.   Citizenship or Place of Organization

              Delaware
_______________________________________________________________________________
NUMBER OF     5.  Sole Voting Power

SHARES                 567,588
              _________________________________________________________________
BENEFICIALLY  6.  Shared Voting Power

OWNED BY                  0
              _________________________________________________________________
EACH          7.  Sole Dispositive Power

REPORTING              567,588
              _________________________________________________________________
PERSON WITH:  8.  Shared Dispositive Power

                          0
_______________________________________________________________________________
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

              567,588
_______________________________________________________________________________
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

              |_|
_______________________________________________________________________________
11. Percent of Class Represented by Amount in Row (9)

              9.7%
_______________________________________________________________________________

12. Type of Reporting Person (See Instruction)

              OO
_______________________________________________________________________________

CUSIP No.  709796 10 6              13G/A
_______________________________________________________________________________
1.   Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

              Edwin H. Yeo, III
_______________________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  |_|
     (b)  |_|
_______________________________________________________________________________
3.   SEC Use Only


_______________________________________________________________________________
4.   Citizenship or Place of Organization

              United States of America
_______________________________________________________________________________
NUMBER OF     5.  Sole Voting Power

SHARES                 567,588
              _________________________________________________________________
BENEFICIALLY  6.  Shared Voting Power

OWNED BY                  0
              _________________________________________________________________
EACH          7.  Sole Dispositive Power

REPORTING              567,588
              _________________________________________________________________
PERSON WITH:  8.  Shared Dispositive Power

                          0
_______________________________________________________________________________
9.  Aggregate Amount Beneficially Owned by Each Reporting Person

              567,588
_______________________________________________________________________________
10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)

              |_|
_______________________________________________________________________________
11. Percent of Class Represented by Amount in Row (9)

              9.7%
_______________________________________________________________________________
12. Type of Reporting Person (See Instruction)

              IN
_______________________________________________________________________________

Item 1.

         (a)  Name of Issuer

                  The Peoples BancTrust Company, Inc.

         (b)  Address of Issuer's Principal Executive Offices

                  310 Broad Street
                  Selma, AL  36701


Item 2.

         (a)  Name of Person Filing

                  This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person; such person is not responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. The Reporting Persons have entered into a Joint Filing Agreement dated November 8, 2004, a copy of which is filed as Exhibit A to this Amendment No. 1 to Schedule 13G, pursuant to which the Reporting Persons agreed to file the
                  Schedule 13G dated November 8, 2004, and any amendments thereto, jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

                  This statement is filed by:

                  (i) Endurance Capital Investors, L.P., with respect to the shares of Common Stock directly owned by it;

                  (ii) Endurance Partners, LLC, as general partner of Endurance Capital Investors, L.P., with respect to the shares of Common Stock directly owned by Endurance Capital Investors, L.P.; and

                  (iii) Edwin H. Yeo, III, as managing member of Endurance Partners, LLC, with respect to the shares of Common Stock directly owned by Endurance Capital Investors, L.P.

         (b)  Address of Principal Business Office or, if none, Residence

                  The address of the principal business office of Endurance Capital Investors, L.P., Endurance Partners, LLC and Edwin H. Yeo, III is:

                  405 Lexington Avenue, 26th Floor
                  New York, NY  10174

         (c)  Citizenship

                  (i) Endurance Capital Investors, L.P. is a limited partnership organized under the laws of the State of Delaware.

                  (ii) Endurance Partners, LLC is a limited liability company organized under the laws of the State of Delaware.

                  (iii)   Edwin H. Yeo, III is a United States citizen.

         (d)  Title of Class of Securities

                  Common Stock, par value $.10 per share

         (e)  CUSIP Number

                  709796 10 6


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)  |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c).

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)  |_| An investment adviser in accordance with
                  section 240.13d-1(b)(1)(ii)(E).

         (f) |_| An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) |_| A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

         (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  |_| Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

         Not applicable.


Item 4.  Ownership

         (a)  Amount of shares beneficially owned:

                           Endurance Capital Investors, L.P.    567,588
                           Endurance Partners, LLC              567,588
                           Edwin H. Yeo, III                    567,588

                           As of April 6, 2005, Endurance Capital Investors, L.P. owned directly 567,588 shares of Common Stock of the Issuer.

                           Endurance Partners, LLC is the general partner of Endurance Capital Investors, L.P., and, as such, has the power to vote or direct the vote and to dispose of or direct the disposition of all shares of the Common Stock of the Issuer held by Endurance Capital Investors, L.P. Edwin H. Yeo, III is the managing member of Endurance Partners, LLC, and, as such, has the power to direct the actions of Endurance Partners, LLC. Therefore, Endurance Partners, LLC and Edwin H. Yeo, III each may be deemed to have beneficial ownership of the 567,588 shares of Common Stock of the Issuer directly owned by Endurance Capital Investors, L.P.

                           Edwin H. Yeo, III and Endurance Partners, LLC do not directly own any shares of Common Stock of the Issuer.


         (b) Percent of class:*

                           Endurance Capital Investors, L.P.  9.7%
                           Endurance Partners, LLC            9.7%
                           Edwin H. Yeo, III                  9.7%

                           *Based on the 5,587,783 shares of Common Stock reported to be outstanding as of March 24, 2005 on the Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2004, plus the 287,209 shares of Common Stock issued to Endurance Capital Investors, L.P. on April 6, 2005.

         (c)  Number of shares as to which the person has:

                  (i) Sole power to vote or to direct the vote

                           Endurance Capital Investors, L.P.  567,588
                           Endurance Partners, LLC            567,588
                           Edwin H. Yeo, III                  567,588

                  (ii) Shared power to vote or to direct the vote

                          Endurance Capital Investors, L.P.   0
                          Endurance Partners, LLC             0
                          Edwin H. Yeo, III                   0

                  (iii) Sole power to dispose or to direct the disposition of

                          Endurance Capital Investors, L.P.   567,588
                          Endurance Partners, LLC             567,588
                          Edwin H. Yeo, III                   567,588

                  (iv) Shared power to dispose or to direct the disposition of

                          Endurance Capital Investors, L.P.   0
                          Endurance Partners, LLC             0
                          Edwin H. Yeo, III                   0


Item 5.  Ownership of Five Percent or Less of a Class

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                  Not applicable.


Item 8.  Identification and Classification of Members of the Group

                  Not applicable.


Item 9.  Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    April 13, 2005

                                       Endurance Capital Investors, L.P.

                                       By:   Endurance Partners, LLC, its
                                             general partner


                                             By: /s/ Edwin H. Yeo, III
                                                -------------------------
                                                Name:  Edwin H. Yeo, III
                                                Title: Managing Member


                                       Endurance Partners, LLC



                                       By:  /s/ Edwin H. Yeo, III
                                          ---------------------------
                                       Name:  Edwin H. Yeo, III
                                       Title: Managing Member



                                       Edwin H. Yeo, III


                                       /s/ Edwin H. Yeo, III
                                       ------------------------------
                                       Edwin H. Yeo, III

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and hereby agree that the foregoing statement on Schedule 13G with respect to the Common Stock, par value $.10 per share, of The Peoples BancTrust Company, Inc., an Alabama corporation, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it or he knows or has reason to believe that such information is inaccurate.

         IN WITNESS WHEREOF, each of the undersigned hereby executes this Joint Filing Agreement as of November 8, 2004.


                                       Endurance Capital Investors, L.P.

                                       By:   Endurance Partners, LLC, its
                                             general partner


                                             By: /s/ Edwin H. Yeo, III
                                                -------------------------
                                                Name:  Edwin H. Yeo, III
                                                Title: Managing Member


                                       Endurance Partners, LLC



                                       By:  /s/ Edwin H. Yeo, III
                                          ---------------------------
                                       Name:  Edwin H. Yeo, III
                                       Title: Managing Member



                                       Edwin H. Yeo, III


                                       /s/ Edwin H. Yeo, III
                                       ------------------------------
                                       Edwin H. Yeo, III